SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.5)

RTI Surgical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74975N105
(CUSIP Number)

Michael Krensavage
Krensavage Asset Management, LLC
130 E. 59th St.
11th Floor
New York, NY 10022
 (212) 518-1970


December 31, 2016
(Date of Event Which Requires Filing of This Statement)








If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

1 NAME OF REPORTING PERSONS:   Krensavage Partners, LP
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3 SEC USE ONLY
4 SOURCE OF FUNDS: WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER: 3,530,645
8 SHARED VOTING POWER: - 0 -
9 SOLE DISPOSITIVE POWER: 3,530,645
10 SHARED DISPOSITIVE POWER: - 0 -
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,530,645 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%
14 TYPE OF REPORTING PERSON: PN

1 NAME OF REPORTING PERSONS: Krensavage Advisors, LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3 SEC USE ONLY
4 SOURCE OF FUNDS: AF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER: 3,530,645
8 SHARED VOTING POWER: - 0 -
9 SOLE DISPOSITIVE POWER: 3,530,645
10 SHARED DISPOSITIVE POWER: - 0 -
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,530,645 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%
14 TYPE OF REPORTING PERSON: OO

1 NAME OF REPORTING PERSONS: Krensavage Partners Too, LP
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3 SEC USE ONLY
4 SOURCE OF FUNDS: WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER: 686,303
8 SHARED VOTING POWER: - 0 -
9 SOLE DISPOSITIVE POWER: 686,303
10 SHARED DISPOSITIVE POWER: - 0 -
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 686,303 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.2%
14 TYPE OF REPORTING PERSON: PN

1 NAME OF REPORTING PERSONS: Krensavage Advisors Too, LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3 SEC USE ONLY
4 SOURCE OF FUNDS: AF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER: 686,303
8 SHARED VOTING POWER: - 0 -
9 SOLE DISPOSITIVE POWER: 686,303
10 SHARED DISPOSITIVE POWER: - 0 -
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 686,303 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.2%
14 TYPE OF REPORTING PERSON: OO

1 NAME OF REPORTING PERSONS: Krensavage Asset Management LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3 SEC USE ONLY
4 SOURCE OF FUNDS: AF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER: 4,216,948
8 SHARED VOTING POWER: - 0 -
9 SOLE DISPOSITIVE POWER: 4,216,948
10 SHARED DISPOSITIVE POWER: - 0 -
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,216,948 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.2%
14 TYPE OF REPORTING PERSON: IA

1 NAME OF REPORTING PERSONS: Michael Krensavage
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3 SEC USE ONLY
4 SOURCE OF FUNDS: AF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(d) OR 2(e)
6 CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER: 4,216,948
8 SHARED VOTING POWER: -0-
9 SOLE DISPOSITIVE POWER: 4,216,948
10 SHARED DISPOSITIVE POWER: -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,216,948 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.2%
14 TYPE OF REPORTING PERSON: IN

The following constitutes the Schedule 13D filed by the undersigned (the Schedule 13D).

Item 1.	Security and Issuer.
This statement relates to the common stock, par value $0.001 per share (the Shares), of RTI Surgical, Inc., a Delaware corporation (the Issuer). The address of the principal executive offices of the Issuer is 11621 Research Circle, Alachua, Florida 32615.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Krensavage Partners, LP, a Delaware limited partnership (Krensavage
	Partners);
(ii)	Krensavage Partners Too, LP, a Delaware limited partnership (Krensavage
	Partners Too);
(iii)	Krensavage Advisors, LLC, a Delaware limited liability company
	(Krensavage Advisors), which serves as the general partner of Krensavage Partners;
(iv)	Krensavage Advisors Too, LLC, a Delaware limited liability company
	(Krensavage Advisors Too), which serves as the general partner of Krensavage Partners Too;
(v)	Krensavage Asset Management, LLC, a Delaware limited liability company
	(Krensavage Asset Management), which serves as the investment manager of each of Krensavage Partners and Krensavage Partners Too; and
(vi)	Michael Krensavage, who serves as the managing member of Krensavage
	Asset Management.
	Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting
	Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b)	The address of the principal office of each of the Reporting Persons
	is 130 E. 59th St., 11th Floor, New York, NY 10022.
(c)	The principal business of each of Krensavage Partners and Krensavage
	Partners Too is investing in securities. The principal business of Krensavage Advisors is serving as the general partner of Krensavage Partners. The principal business of Krensavage Advisors Too is serving as the general partner of Krensavage Partners Too. The principal business of Krensavage Asset Management is serving as the investment manager of each of Krensavage Partners and Krensavage Partners Too.
	The principal occupation of Mr. Krensavage is serving as the managing member of Krensavage Asset Management.
(d)	No Reporting Person has, during the last five years, been convicted in
	a criminal proceeding (excluding traffic violations or similar
	misdemeanors).
(e)	No Reporting Person has, during the last five years, been party to a
	civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject
	to a judgment, decree or final order enjoining future violations of,
	or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Krensavage is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
The Shares purchased by each of Krensavage Partners and Krensavage Partners Too were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,530,645 Shares directly owned by Krensavage Partners is approximately $11,474,596, including brokerage commissions. The aggregate purchase price of the 686,303 Shares directly owned by Krensavage Partners Too is approximately $2,230,485, including brokerage commissions.

Item 4.	Purpose of Transaction.
The Reporting Persons purchased the Shares based on the Reporting Persons belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of S hares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuers financial position and investment strategy, the price l evels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.
The aggregate percentage of Shares reported owned by each person named herein is based upon 58,425,397 Shares outstanding, as of September30 2016, which is the total number of Shares outstanding as reported in the Issuers Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2016.

A.	Krensavage Partners
(a)	As of the close of business on December 31, 2016, Krensavage Partners
	directly owned 3,530,645 Shares.
	Percentage: Approximately 6.0%
(b)	1. Sole power to vote or direct vote: 3,530,645
	2. Shared power to vote or direct vote: 0
	3. Sole power to dispose or direct the disposition: 3,530,645
	4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Krensavage Partners during the
	past 60 days are set forth in Schedule A and are incorporated herein by reference.

B. 	Krensavage Advisors
(a)	Krensavage Advisors, as the general partner of Krensavage Partners,
	may be deemed the beneficial owner of the 3,530,645 Shares owned by Krensavage Partners.
	Percentage: Approximately 6.0%
(b)	1. Sole power to vote or direct vote: 3,530,645
	2. Shared power to vote or direct vote: 0
	3. Sole power to dispose or direct the disposition: 3,530,645
	4. Shared power to dispose or direct the disposition: 0
(c)	Krensavage Advisors has not entered into any transactions in the Shares
	during the past 60 days. The transactions in the Shares on behalf of Krensavage Partners during the past 60 days are set forth in Schedule
	A and are incorporated herein by reference.

C.	Krensavage Partners Too
(a)	As of the close of business on December 31, 2016, Krensavage Partners
	Too directly owned 686,303Shares.
	Percentage: 1.2%
(b)	1. Sole power to vote or direct vote: 686,303
	2. Shared power to vote or direct vote: 0
	3. Sole power to dispose or direct the disposition: 686,303
	4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Krensavage Partners Too during the
	past 60 days are set forth in Schedule A and are incorporated herein by reference.

D. 	Krensavage Advisors Too
(a)	Krensavage Advisors Too, as the general partner of Krensavage
	Partners Too, may be deemed the beneficial owner of the 419,097 Shares owned by Krensavage Partners Too.
	Percentage: 1.2%
(b)	1. Sole power to vote or direct vote: 686,303
	2. Shared power to vote or direct vote: 0
	3. Sole power to dispose or direct the disposition: 686,303
	4. Shared power to dispose or direct the disposition: 0
(c)	Krensavage Advisors Too has not entered into any transactions in the
	Shares during the past 60 days. The transactions in the Shares on behalf of Krensavage Partners Too during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E. 	Krensavage Asset Management
(a)	Krensavage Asset Management, as the investment manager of each of
	Krensavage Partners and Krensavage Partners Too, may be deemed the beneficial owner of the (i) 3,530,645 Shares owned by Krensavage Partners and (ii) 686,303 Shares owned by Krensavage Partners Too.
	Percentage: Approximately 7.2%
(b)	1. Sole power to vote or direct vote: 4,216,948
	2. Shared power to vote or direct vote: 0
	3. Sole power to dispose or direct the disposition: 4,216,948
	4. Shared power to dispose or direct the disposition: 0
(c)	Krensavage Asset Management has not entered into any transactions in the
	Shares during the past 60 days. The transactions in the Shares on behalf of Krensavage Partners and Krensavage Partners Too during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Krensavage
(a)	Mr. Krensavage, as the managing member of Krensavage Asset Management,
	may be deemed the beneficial owner of the (i) 3,530,645 Shares owned by
	Krensavage Partners and (ii) 686,303 Shares owned by Krensavage
	Partners Too.
	Percentage: Approximately 7.2%
(b)	1. Sole power to vote or direct vote: 4,216,948
	2. Shared power to vote or direct vote: 0
	3. Sole power to dispose or direct the disposition: 4,216,948
	4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Krensavage has not entered into any transactions in the Shares
	during the past 60 days. The transactions in the Shares on behalf of
	each of Krensavage Partners and Krensavage Partners Too during the past
	60 days are set forth in Schedule A and are incorporated herein by reference.
	The Reporting Persons, as members of a group for the purposes of
	Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may
	be deemed the beneficial owner of the Shares directly owned by the
	other Reporting Persons.Each Reporting Person disclaims beneficial
	ownership of such Shares except to the extent of his or its pecuniary
	interest therein.
(d)	No person other than the Reporting Persons is known to have the right
	to receive, or the power to direct the receipt of dividends from, or
	proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With
	Respect to Securities of the Issuer.
	On November 9, 2015, the Reporting Persons entered into a Joint
	Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as exhibit
	99.2 hereto and is incorporated herein by reference.
	Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2017

	Krensavage Partners, LP

	By:	Krensavage Asset Management, LLC
		Investment Manager

	By:	/s/ Michael Krensavage
		Name:	Michael Krensavage
		Title:	Managing Member

	Krensavage Partners Too, LP

	By:	Krensavage Asset Management, LLC
		Investment Manager

	By:	/s/ Michael Krensavage
		Name:	Michael Krensavage
		Title:	Managing Member

	Krensavage Advisors, LLC

	By:	Krensavage Asset Management, LLC
		Investment Manager of the Limited Partner

	By:	/s/ Michael Krensavage
		Name:	Michael Krensavage
		Title:	Managing Member

	Krensavage Advisors Too, LLC

	By:	Krensavage Asset Management, LLC
		Investment Manager of the Limited Partner

	By:	/s/ Michael Krensavage
		Name:	Michael Krensavage
		Title:	Managing Member

	Krensavage Asset Management LLC

	By:	/s/ Michael Krensavage
		Name:	Michael Krensavage
		Title:	Managing Member

		/s/ Michael Krensavage
		Michael Krensavage



SCHEDULE A
Transactions in the Shares During the Past Sixty Days
Shares of Common Stock


Krensavage Partners, LP
30,696 Shares Bought	$3.30 per share	02/03/2017


Krensavage Partners Too, LP
140,100 bought	$3.25 per share	02/02/2017
39,304 bought	$3.30 per share	02/03/2017

Exhibit 99.1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.001 par v alue, of RTI Surgical, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  February 12, 2017

	Krensavage Partners, LP

	By:	Krensavage Asset Management, LLC
		Investment Manager

	By:	/s/ Michael Krensavage
		Name:	Michael Krensavage
		Title:	Managing Member

	Krensavage Partners, LP

	By:	Krensavage Asset Management, LLC
		Investment Manager

	By:	/s/ Michael Krensavage
		Name:	Michael Krensavage
		Title:	Managing Member

	Krensavage Advisors, LLC

	By:	Krensavage Asset Management, LLC
		Investment Manager of the Limited Partner

	By:	/s/ Michael Krensavage
		Name:	Michael Krensavage
		Title:	Managing Member

	Krensavage Advisors Too, LLC

	By:	Krensavage Asset Management, LLC
		Investment Manager of the Limited Partner

	By:	/s/ Michael Krensavage
		Name:	Michael Krensavage
		Title:	Managing Member

	Krensavage Asset Management, LLC

		By:	/s/ Michael Krensavage
		Name:	Michael Krensavage
		Title:	Managing Member


		/s/ Michael Krensavage
		Michael Krensavage